UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)
Common Stock, $0.50 par value per share
(Title of Class of Securities)
068221100
(CUSIP Number)
Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
August 9, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ruth G. Kinzler, Co-Personal Representative of the Estate of Morton H. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,848

	8	SHARED VOTING POWER
1,357,560

	9	SOLE DISPOSITIVE POWER
1,848

	10	SHARED DISPOSITIVE POWER
1,357,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,359,408(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)           This amount includes (i) 1,357,560 shares of common stock, par value $0.50 per share (the "Common Stock") of Barnwell Industries, Inc., a Delaware corporation (the "Company"), held by the estate of Morton H. Kinzler (the "Estate") and (ii) 1,848 shares of Common Stock held directly by Ms. Kinzler. Ms. Kinzler and Alexander Kinzler were appointed as Co-Personal Representatives of the Estate. Ms. Kinzler expressly disclaims beneficial ownership of the shares held by the Estate. Pursuant to the will of Morton Kinzler, Alexander Kinzler has the right to vote the shares of Common Stock held by the Estate, after consultation with Ms. Kinzler.

(2) Based on 8,277,160 shares of Common Stock of the Company outstanding as of August 6,2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

Item 1.  Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Company").
The address of the Company's principal executive office is 1100 Alaska Street, Suite 2900, Honolulu, Hawaii.
Item 2.  Identity and Background.
(a)  The name of the reporting person is Ruth G. Kinzler.

(b)  Ms. Kinzler's business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

(c)  Not applicable.

(d)  Ms. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Ms. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. Kinzler is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.
On August 9, 2018, Ms. Kinzler was appointed as a Co-Personal Representative of estate of Morton H. Kinzler (the "Estate"), in accordance with the terms of the will of Morton Kinzler. As a result such appointment, Ms. Kinzler is charged with collecting and distributing the assets of the Estate, including the 1,357,56 shares of Common Stock held by the Estate.  Accordingly, indirect beneficial ownership may be attributable to Mr. Kinzler with respect to the 1,357,560 shares of Common Stock held by the Estate.
Item 4.  Purpose of Transaction.
Ms. Kinzler held 1,848 shares of Common Stock in her own name prior to her acquisition of indirect beneficial ownership of an additional 1,357,560 shares of Common through her appointment as Co-Personal Representative of the Estate (as disclosed in Item 3).

Ms. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Ms. Kinzler may also dispose of some or all of the shares of Common Stock that she beneficially owns.
Except as set forth in this Item 4, Ms. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a)  Ms. Kinzler may be deemed to beneficially own 1,359,408 of Common Stock, which includes (i) 1,848 shares of Common Stock held directly by Ms. Kinzler and (ii) 1,357,560 shares of Common Stock held by the Estate, of which Ms. Kinzler disclaims beneficial ownership.  The foregoing 1,359,408 shares of Common Stock represent approximately 16.4% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of August 6, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018).

(b)  See Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  See Item 3 for information on transactions with respect to the Common Stock during the past sixty days.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7.  Material to Be Filed as Exhibits.
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018	By:	/s/ Ruth Kinzler
Name: Ruth G. Kinzler